Golden Chief Resources, Inc.
1711 E. Frankford, Suite 104
Carrollton, Texas 75006
214-731-8844

June 10, 2005

Corporation Finance Division
Securities and Exchange Commission

Re: Form 8-K

Gentlemen:

Attached is the amended Form 8-K as of June 3, 2005. The filing is amended to conform with Reg. SB item 304. The responses in the 8-K respond in order to the items in Reg. SB item 304.

If you would like to discuss this further please call me at 214-731-8844.

Sincerely,

/s/    M. H. McIlvain
M. H. McIlvain
President